FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of March, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 20, 2018, announcing that Gilat has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820 and 333-221546).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 20, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces Filing of 2017 Annual Report

Operating segments to be revised starting with 2018 first quarter

Petah Tikva, Israel – March 20, 2018 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission.

The annual report will be available on the Gilat website (www.gilat.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

Additionally, Gilat reported that starting with the first quarter of 2018, the Company will change its operating segments to more accurately reflect the Company's management focus, organizational alignment, customer base and end markets.  The three segments will be Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects.  Fixed Networks includes broadband satellite network equipment including Gilat’s cellular backhaul solutions and services for Telcos, as well as the Company’s products and solutions for enterprises, consumers and governments worldwide including the Company's network operation and managed services activity in Peru and Colombia, which are currently reported as part of the Services segment. Mobility Solutions includes satellite communication equipment for on-the-move satellite communications including Gilat's In-Flight Connectivity (IFC) activity as well as its defense and homeland security activities.  Terrestrial Infrastructure Projects includes the Company's construction of the Fitel fiber network in Peru.  The Company believes that these changes are consistent with how the business is viewed by the chief operating decision maker, and as a result, the Company’s operation can be more effectively managed.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net